SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9853

EMC Corporation 401(k) Savings Plan

(Full title of the Plan)

EMC Corporation

(Name of issuer of the securities held pursuant to the Plan)

176 South Street, Hopkinton, Massachusetts 01748

(Address of principal executive office)

EMC Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

EMC Corporation 401(k) Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EMC Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, MA

June 22, 2006

EMC Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005		2004
Assets
Investments at fair value:
Common collective trust:
Fidelity Managed Income Portfolio Fund	$76,160,577	*	$72,721,806	*

Mutual funds:
Fidelity Equity Income Fund	70,822,945	*	67,582,402	*
Fidelity Independence Fund	60,917,973	*	55,772,591	*
T. Rowe Price Mid Cap Growth Fund	65,416,433	*	40,814,887
Fidelity Low Priced Stock Fund	87,912,051	*	77,051,459	*
Fidelity Magellan Fund	149,792,064	*	152,031,663	*
Fidelity Puritan Fund	66,515,151	*	59,372,411	*
Other mutual funds	652,957,667		450,700,803

Total mutual funds	1,154,334,284		903,326,216

EMC Corporation Stock Fund:
EMC Corporation common stock	44,696,264		46,482,014
Cash	365,191		465,229

Total EMC Corporation Stock Fund	45,061,455		46,947,243

Loans to participants	20,685,860		17,829,540

Total investments	1,296,242,176		1,040,824,805

Receivables:
Employer contributions	1,326,947		8,016,140
Participant contributions	2,553,745		—
Investment income receivable	1,325		650
Merger of plan assets from acquired companies’ 401(k) plans (Note 1)	—		37,725,459

Total receivables	3,882,017		45,742,249

Net assets available for benefits	$1,300,124,193		$1,086,567,054

*	Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

2005
Additions:

Net appreciation (depreciation) of investments:
Mutual funds	$41,070,681
EMC Corporation Stock Fund	(3,809,204)

Total net appreciation of investments	37,261,477

Dividends and interest:
Mutual funds interest and dividends	49,422,791
EMC Corporation Stock Fund interest	85,209

Total dividends and interest	49,508,000

Contributions:

Employer contributions	40,316,170
Participant contributions	131,493,926
Participant rollovers from other qualified plans	14,528,682

Total contributions	186,338,778

Total additions	273,108,255

Deductions:

Benefits paid to participants	59,527,242
Administrative fees	23,874

Total deductions	59,551,116

Increase in net assets available for benefits	213,557,139

Net assets available for benefits:
Beginning of year	1,086,567,054

End of year	$1,300,124,193

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the EMC Corporation 401(k) Savings Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the “Company”). Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan are administered for the exclusive benefit of the participants and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The 401(k) Oversight and Pension Committee serves as the “plan administrator” and “named fiduciary” under the Plan. Fidelity Management Trust Company serves as the trustee for the Plan (the “Trustee”).

Merger into the Plan

In December 2003, the Company acquired Documentum, Inc. Effective as of the close of business on December 31, 2004, the Documentum, Inc. 401(k) Plan (the “Documentum Plan”) merged into the Plan resulting in the transfer of assets of $37,371,728 and the transfer of participant loans of $353,731 into the Plan. Former participants of the Documentum Plan became eligible to participate in the Plan effective January 1, 2005.

Eligibility

All U.S. employees of the Company who are regularly scheduled to work at least 20 hours per week are, in general, eligible to participate in the Plan, and may begin participation on the first payroll date after enrollment

Contributions

During 2005 and 2004, participants could elect to contribute an amount not to exceed, in the aggregate, between 1% and 50% of their compensation on a pre-tax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Prior to 2005, the Company could contribute to participants’ accounts a quarterly matching contribution equal to a percentage of the participant’s compensation contributed to the Plan as determined by the Company’s Board of Directors up to a maximum quarterly matching contribution of $750. To be eligible for an allocation of Company quarterly matching contributions, a participant was required to be employed by the Company on the last business day of the calendar quarter.

Effective January 1, 2005, the Company amended the Plan to match participants’ pre-tax employee contributions up to 6% of eligible compensation, not to exceed $750 per quarter. For the first two quarters of 2005, the employer match was paid quarterly; beginning July 1, 2005, the employer match was paid each bi-weekly pay period.

In addition, discretionary Company profit sharing contributions based on different discretionary goals established for separate business units within the Company may be made as determined by the Company’s Board of Directors. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. During 2005, the Company did not make any discretionary profit sharing contribution.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

Participants age 50 or over or who attained age 50 by 2002 are eligible to contribute to the Plan, in addition to the Internal Revenue Service (“IRS”) maximum contribution, up to $4,000 in 2005 and $5,000 in 2006.

Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution and an allocation of the profit sharing contributions and Plan earnings and debited with applicable expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All participant accounts are invested in the various investment options made available from time to time by the Company for such purpose. On a daily basis, participants have the opportunity to give instructions to the Company as to the investment of contributions among the available investment options, subject to allocation rules, which may be prescribed by the Company. No more than 30% of a participant’s contributions may be invested in the EMC Corporation Common Stock Fund.

Vesting and Forfeiture

Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company discretionary matching contributions plus the investment earnings arising from these contributions. Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage

Less than 1 year	0%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

Participants’ interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of his or her account. The nonvested portion is forfeited and will be applied to the payment of Plan expenses. As of December 31, 2005 and 2004, the unallocated participant forfeiture balance was $718,192 and $636,057, respectively.

Payment of Benefits

Benefits are payable at age 59 1/2, death, separation from service, or proven hardship. A participant who was a Plan member as of December 31, 1988 may elect to receive the value of the vested interest in his or her account in the form of an installment or in a lump-sum distribution. A Plan member after such date will receive the vested interest in his or her account in a lump-sum distribution. In any event, payment of benefits must commence not later than the April 1 following the calendar year during which the participant’s employment terminates or the participant reaches age 70 1/2, whichever is later. However, a 5% owner of the Company will be required to begin receiving minimum distributions from his or her account by the April 1 following attainment of age 70 1/2 regardless of whether he or she has terminated employment at that time.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 4.75% - 10.5% for both 2005 and 2004. Principal and interest are paid ratably through payroll deductions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Basis of Presentation

Certain reclassifications have been made to the prior year’s financial statements of the Plan to conform to the current year’s presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Investments in shares of mutual funds and common collective trust fund are valued at their net value per share or unit value, respectively, which represent the value at which shares/units may be purchased or redeemed. The Company’s common stock, par value $.01 per share (“Common Stock”), is valued at the quoted market price on the last business day of the Plan year. Loans to participants are valued at principal plus accrued interest, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses, and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan

Administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and certain expenses directly relating to the investments are charged to and paid by the Company.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

Payment of Benefits

Benefits are recorded when paid.

3.	Tax Status of the Plan

The IRS has determined by a letter dated July 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Code. Therefore, no provision for income taxes has been included in the accompanying financial statements.

4.	Related Party Transactions

The Plan invests in Common Stock of the Company and transactions in this Common Stock are related party transactions. During the year ended December 31, 2005, the Plan purchased shares of the Common Stock at an aggregate value of $8,928,356 and sold shares of the Common Stock at an aggregate value of $6,997,374.

Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management and recordkeeping services amounted to $23,874 for the year ended December 31, 2005. Loans to participants also qualify as party-in-interest transactions.

5.	Risks and Uncertainties

The Plan provides various investment options. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the risks associated with investment securities, it is possible that the value of investment securities will change and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

EMC Corporation 401(k) Savings Plan

Form 5500, “Schedule H, line 4i- Schedule of Assets (Held at End of Year)”

December 31, 2005

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	Units Held	Cost	Current Value
	Common Collective Trust
*	Fidelity	Managed Income Portfolio Fund	76,160,577	**	$76,160,577

	Mutual Funds
*	Fidelity	Magellan Fund	1,407,291	**	149,792,064
*	Fidelity	Puritan Fund	3,551,263	**	66,515,151
*	Fidelity	Equity Income Fund	1,341,852	**	70,822,945
*	Fidelity	Retirement Money Market Fund	53,533,340	**	53,533,340
*	Fidelity	Equity Income II Fund	1,972,406	**	45,089,209
*	Fidelity	Conservative Strategy Fund	217,000	**	405,545
*	Fidelity	Moderate Strategy Fund	263,697	**	1,750,910
*	Fidelity	Aggressive Strategy Fund	9,773	**	2,998,701
*	Fidelity	Independence Fund	3,100,151	**	60,917,973
*	Fidelity	Low Priced Stock Fund	2,152,597	**	87,912,051
*	Fidelity	Freedom Income Fund	174,477	**	1,983,805
*	Fidelity	Freedom 2000 Fund	147,685	**	1,803,235
*	Fidelity	Freedom 2010 Fund	494,180	**	6,943,229
*	Fidelity	Freedom 2020 Fund	1,473,971	**	21,682,110
*	Fidelity	Freedom 2030 Fund	1,635,900	**	24,571,217
*	Fidelity	Freedom 2040 Fund	688,862	**	6,082,652
*	Fidelity	Spartan Extended Market Index Fund	375,204	**	13,034,576
*	Fidelity	Spartan U.S. Equity Index Fund	1,099,637	**	48,559,943
*	Fidelity	Small Cap Stock Fund	1,316,139	**	24,085,344
	American	Europacific Growth Fund	1,524,616	**	62,661,728
	American	Washington Mutual Investors Fund	858,756	**	26,484,027
	American	Growth Fund of America	862,594	**	26,464,376
	T. Rowe Price	Mid-Cap Growth Fund	1,208,283	**	65,416,433
	T. Rowe Price	Value Fund	1,499,309	**	35,053,853
	Brandywine	Growth Fund	863,086	**	26,833,355
	Janus	Worldwide Fund	529,587	**	22,952,315
	Domini	Social Equity Fund	77,465	**	2,318,530
	Pimco	Total Return Fund	4,100,584	**	43,056,132
	Pimco	High Yield Fund	872,791	**	8,483,532
	Franklin	Small-Cap Growth Fund	918,116	**	34,631,349
	Templeton	Foreign Fund	1,592,306	**	20,190,445
	Goldman Sachs	Mid Cap Value Fund	1,347,904	**	47,486,650
	Vanguard	U.S. Growth Fund	1,643,223	**	29,495,851
	Vanguard	REIT Index Fund	723,319	**	14,321,708

		Total mutual funds			1,154,334,284

*	EMC Corporation	Common Stock	3,281,664	**	44,696,264
*	EMC Corporation	Interest Bearing Cash	380,948	**	365,191

		Total EMC Corporation Stock Fund			45,061,455

*	Participants	Participant loans (interest rate range: 4.75% -10.5%)		**	20,685,860

		Total			$1,296,242,176

*	Party-in-interest.
**	Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN

	By:	EMC Corporation 401(k) Oversight and Pension
Committee, Plan Administrator

Date: June 28, 2006	By:	/s/ Paul T. Dacier
Paul T. Dacier
Executive Vice President and General Counsel
and Chair of the EMC Corporation 401(k)
Oversight and Pension Committee

EXHIBIT INDEX

Exhibit 23.1     Consent of Independent Registered Public Accounting Firm